CONSENT OF EXPERT

     Reference is made to the Annual Report on Form 40-F of Ivanhoe Mines Ltd. (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Act of 1934, as amended.

     I hereby consent to the use of and reference to my name and my reports, and the inclusion of information derived from my reports, under the headings “Item 4: Narrative Description of Business — Qualified Persons” and “Item 4: Narrative Description of Business — Oyu Tolgoi Gold and Copper Project, Mongolia” and such information presented in relation to the Company’s Oyu Tolgoi Gold and Copper Project, in the Company’s Annual Information Form for the year ended December 31, 2003, dated April 30, 2004.

Sincerely,

“Charles Forster”

Name: Mr. Charles P.N. Forster
Title: P.Geo.

Date: April 30, 2004